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                                                                  Exhibit (b)(4)

                            AMENDMENT TO THE BY-LAWS
                              OF UAM FUNDS, INC. II


On June 29, 2001, the Board of Directors of UAM Funds, Inc. II approved the following revisions to the By-Laws.

The existing Article II, Section 6 is hereby deleted in its entirety and replaced with the following:

     Section 6 Quorum. At any meeting of Stockholders, the presence in person or by proxy of the holders of 30% of the dollar value of the outstanding shares of stock entitled to vote at the meeting shall constitute a quorum for the transaction of business at the meeting, except that where any provision of law or the Articles of Incorporation require that the holders of any class of shares shall vote as a class, then 30% of the dollar value of that class at the time outstanding shall be necessary to constitute a quorum for the transaction of such business. If, however, such quorum shall not be present or represented at any meeting of the Stockholders, any officer entitled to preside at, or act as Secretary of, such meeting, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

The existing Article Article II, Section 7 is hereby deleted in its entirety and replaced with the following:

     Section 7 Voting Rights. Subject to the provisions of the Charter of the Corporation, each share of stock shall entitle the holder thereof to one vote for each dollar (and each fractional dollar thereof) of net asset value (number of shares owned times net asset value per share) of shares of stock outstanding in such holder's name on the books of the Corporation, having voting power held by such Stockholder on the record date set pursuant to Section 5 on each matter submitted to a vote at a meeting of stockholders. Such vote may be made in person or by proxy. If no record date has been fixed for the determination of Stockholders, the record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business (i) on the day on which notice of the meeting is mailed or (ii) on the day 30 days before the meeting, whichever is the closer date of the meeting. At all meetings of the Stockholders, a quorum being present, all matters shall be decided by a majority of the votes cast, except for the election of directors, which shall be by a plurality of votes cast, unless otherwise expressly provided by the laws of the State of Maryland, the Investment Company Act of 1940, as from time to time amended, or the Articles of Incorporation, in which case such express provision shall control. At all meetings of Stockholders, unless the voting is conducted by inspectors, all questions relating to the qualification of voters and the validity of proxies and the acceptance or rejection of votes shall be decided by the Chairman of the meeting.